15026322

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 34213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broker/Dealer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10556 North Port Washington Road, Suite 201
(No. and Street)

Mequon (City) WI (State) 53092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Einhorn 414-453-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gp 5/22/15

OATH OR AFFIRMATION

I, Steve Einhorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broker/Dealer, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

February 19, 2015
State of Wisconsin
County of [illegible]

NOTARY PUBLIC
KATHLEEN ALMOND
STATE OF WISCONSIN

Kathleen Almond
Notary Public
My commission expires May 11, 2018

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER/DEALER, INC.

FINANCIAL STATEMENTS

December 31, 2014 and 2013

BROKER/DEALER, INC.

TABLE OF CONTENTS

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Members of
Broker/Dealer, Inc.
Mequon Wisconsin

Report on the Financial Statements

We have audited the accompanying balance sheets of Broker/Dealer, Inc. (Company), as of December 31, 2014 and 2013 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital ("Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 20, 2015
Milwaukee, Wisconsin

Broker/Dealer, Inc.
Balance Sheets
December 31, 2014 and 2013

	2014	2013
Assets		
Current Assets		
Cash and cash equivalents	7,687	6,135
Prepaid expenses	3,841	3,385
Total Current Assets	**$ 11,528**	**$ 9,520**
Stockholder's Equity		
Common stock, at stated value		
Authorized 2,800 shares		
Issued and outstanding 300 shares	300	300
Additional paid-in capital	38,000	28,000
Retained earnings (deficit)	(26,772)	(18,780)
Total Stockholder's Equity	**$ 11,528**	**$ 9,520**

See Notes to Financial Statements

Broker/Dealer, Inc.
Statements of Operations
Years Ended December 31, 2014 and 2013

		2014	2013
Revenues:			
	Miscellaneous Income	$ -	$ -
Operating Expenses:			
	Professional Fees	1,800	1,700
	CRD Transaction Fees	3,118	3,068
	Insurance	394	383
	License and Membership Fees	1,650	1,650
	Filing Assistance Fees	1,005	1,020
	Miscellaneous expenses	25	66
	Total operating expenses	7,992	7,887
	Net Loss	$ (7,992)	$ (7,887)

Broker/Dealer, Inc.
Statements of Changes in Stockholder's Equity
Years ended December 31, 2014 and 2013

		Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2012		300	25,000	(10,893)	14,407
	2013 Contributions		3,000		3,000
	2013 Net Loss			(7,887)	(7,887)
Balance December 31, 2013		300	28,000	(18,780)	9,520
	2014 Contributions		10,000		10,000
	2014 Net Loss			(7,992)	(7,992)
Balance December 31, 2014		300	38,000	(26,772)	11,528

See notes to Financial Statements

Broker/Dealer, Inc.
Statements of Cash Flows
Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities		
Net loss	(7,992)	(7,887)
Effects of changes in operating assets and liabilities		
Prepaid expenses	(456)	633
Net Cash (used) by operating activities	(8,448)	(7,254)
Cash Flows from Financing Activities		
Proceeds from shareholder-Addtional capital contribution	10,000	3,000
Net Increase in Cash and Cash Equivilants	$ 1,552	$ (4,254)
Cash and Cash Equivilants, Beginning of Year	$ 6,135	$ 10,389
Cash and Cash Equivilants, End of Year	$ 7,687	$ 6,135

See notes to Financial Statements

BROKER/DEALER, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business

Broker/Dealer, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the selection, training and supervision of employees of an affiliate involved with private placements of securities.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and equivalents consist of the Company's checking accounts.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs. As of year-end, there were no accounts receivable.

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Einhorn Associates, Inc. (see Note 3).

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2014. Because the Company does not handle customers' securities, Rule 15©3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The stockholder of the Company has elected to be taxed as an S corporation. As an S corporation, the Company's income or loss is reported on the stockholder's individual income tax return and, accordingly, no liability or provision for income taxes is reflected in the accompanying financial statements. The company is no longer subject to U.S. Federal income tax examinations for years ending before December 31, 2010 and Wisconsin income tax examinations for years ending before December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 5, 2015). There were no subsequent events that required recognition or disclosure.

Note 3 - Related Party Transactions

The Company's officers and directors are also owners and officers of Einhorn Associates, Inc., merger and acquisition consultants. The Company pays for all direct expenses related to licensing and training. The Company paid Einhorn Associates, Inc. $0 in 2014 and $0 in 2013 for expenses associated with management, bookkeeping and certain other services provided to the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013 the Company had net capital of $7,687 and $6,135, respectively. The Company had a minimum net capital requirement of $5,000 at December 31, 2014. The Company had $-0- aggregate indebtedness at December 31, 2014 and 2013, respectively.

Note 5 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 – Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of the examinations will have a material effect on the Company's financial statements.

SUPPLEMENTARY INFORMATION

BROKER/DEALER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2014

Net Capital

Total ownership equity from balance sheet	$ 11,528
Deduct ownership equity not allowable for net capital: prepaid expenses	3,841
Total ownership equity qualified for net capital	$ 7,687
Total capital and allowable subordinated liabilities	$7,687
Deductions and/or charges:	
Total nonallowable assets	-
Net capital	$ 7,687

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,687
Ratio of aggregate indebtedness to net capital	-0- to 1

BROKER/DEALER, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2014

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Broker/Dealer, Inc.
December 31, 2014
Auditor Reconciliation of Net Capital and Aggregate Indebtedness

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Broker/Dealer, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2014.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Members of
Broker/Dealer, Inc.
10556 North Port Washington Rd, Suite 201
Mequon, WI 53092

In planning and performing our audit of the financial statements of Broker/Dealer, Inc. (Company) as of and for the year ended December 31, 2014, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

However, during our audit we became aware of a matter that relates to an internal control deficiency that was of a lesser magnitude than significant deficiencies, as well as opportunities to strengthen company operating efficiency. This letter does not affect our report dated February 20, 2015 on the financial statements of the Company.

We will review the status of this comment during our next audit engagement. We have already discussed this comment with Company personnel in prior years, and we will be pleased to discuss them in further detail at your convenience, to perform any additional study of this matter, or to assist you in implementing the recommendations.

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one or two individuals is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

In connection with our audit of the financial statements and supplemental information of Broker/Dealer, Inc. (Company) for the year ended December 31, 2014, we have issued our report thereon February 20, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2014 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for transactions throughout the year.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no instances of bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. All uncorrected misstatements that were presented to management were trivial both individually and in the aggregate.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Milwaukee, Wisconsin
February 20, 2015

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

To the Members of
Broker/Dealer, Inc., LLC
Mequon, WI

We have reviewed management's statements, included in the accompanying Exemption Report, in which Broker/Dealer, Inc., LLC. (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(i) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 20, 2015
Milwaukee, Wisconsin

Broker/Dealer, Inc.

10556 North Port Washington Road
Suite 201
Mequon, WI 53092

The Exemption Report

The following statements are made to the best knowledge and belief of Stephen Einhorn as President of Broker/Dealer, Inc.

I, Stephen Einhorn, as the President of Broker/Dealer, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2014 without exception.

Signature

2/13/15

Date